1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 8, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Capital Solutions BDC Corp. (the “Registrant”)
File No. 000-56438

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Form 10 (“Form 10”) to the Registrant’s registration statement under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as filed on May 10, 2022. Form 10 was filed in connection with its intent to elect to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in Form 10.

REGISTRATION STATEMENT

Explanatory Note (page 1)

Comment 1:    The first sentence of the fourth paragraph of this section states that the Company will file an election with the SEC to be treated as a BDC. Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in this sentence to use the past tense (e.g., “the Company has filed an election with the SEC . . .”).

Response:    The disclosure has been revised accordingly.

Comment 2:    In the fourth paragraph of this section, please disclose the four bullet points in bolded font. Please also add the bulleted disclosure below in bold, or explain to us why such disclosure is not appropriate.

•

The Company intends to invest primarily in privately held companies for which little public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

Anu Dubey July 8, 2022 Page 2

•	The privately held companies and below investment grade securities (“junk” bonds) in which the Company invests are difficult to value and will generally be illiquid.

•

Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept high risks and lack of liquidity inherent in an investment in the Company.

•

The Company has elected to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the Company’s activities, including restrictions on leverage and the nature of its investments.

Response:    The disclosure has been revised accordingly.

Summary of Risk Factors (pages 4 – 5)

Comment 3:    Please add a risk factor stating that an investor will be required to make capital contributions to purchase shares of Common Stock each time the Company delivers a drawdown notice, including potential catch-up purchases.

Response:    The disclosure has been revised accordingly.

Comment 4:    The fourteenth bullet point refers to “sub-investment grade debt obligations”. Please clarify what sub-investment grade debt obligations are. If “sub-investment grade” means below investment grade, please replace “sub-investment grade” with “below investment grade” and add a reference to “junk bonds” thereafter.

Response:    The disclosure has been revised accordingly.

Item 1. Business — (b) Description of Business — About PIMCO (page 7)

Comment 5:    The last sentence of the first paragraph of this section states that as of December 31, 2021, PIMCO had approximately $1.71 trillion of third party assets under management. Please clarify what “third party assets under management” include and how the term differs from assets under management.

Response:    The disclosure has been revised accordingly. The Company advises the staff that PIMCO manages $2.05 trillion in assets, including $1.61* trillion in third-party client assets as of March 31, 2022. Assets include $19.2 billion in assets of clients contracted with Gurtin Fixed Income Management, LLC and $84.2 (as of December 31, 2021) billion in assets of clients contracted with Allianz Real Estate, affiliates and wholly-owned subsidiaries of PIMCO and PIMCO Europe GmbH.

* Excludes assets managed on behalf of PIMCO’s parent’s affiliated companies, figure updated to reflect end of Q1 2022.

Anu Dubey July 8, 2022 Page 3

Item 1. Business — (b) Description of Business — Investment Objective and Strategy (page 8)

Comment 6:    The second sentence of this section states that the Company seeks to achieve its investment objective by investing primarily in privately negotiated loans and equity investments to middle market companies. Please disclose the targeted allocation for investment in loans and investment in equity. Please also disclose (i) the types of loans (e.g., secured, unsecured, first lien, second lien, unitranche, mezzanine) and equities in which the Company will principally invest; (ii) credit quality and maturity policy with respect to the loan investments; (iii) market capitalization policy with respect to equity; and (iv) corresponding risks in the Risk Factors section.

Response:    While the Company expects to focus on privately negotiated loans, it does not have a target allocations between loans and debt securities. The Company similarly does not have a policy with respect to credit quality or maturity, and is designed to maintain flexibility in its investments. The same is true for the Company’s market capitalization policy, although as a BDC, equity investments are expected to be in private companies or small-cap issuers. The Company has added disclosure to note the various types of loans that the Company may pursue.

Comment 7:    The second to last sentence of the first paragraph of this section states that the Company may make select investments in non-U.S. portfolio companies. If the Company will invest in emerging markets as a principal strategy, please disclose such investments here and corresponding risks in the Risk Factors section.

Response:    The Company does not intend for investments in emerging markets to be a principal investment strategy of the Company.

Comment 8:    The first bullet point states that the Company seeks to provide investors with access to “a diversified portfolio of credit investments”. Inasmuch as the Company is non-diversified, please revise the reference to a diversified portfolio or explain to us why such reference is appropriate.

Response:    The Company is referring in this bullet to an aspect of the Company’s investment strategy and its diversification for regulated investment company (“RIC”) purposes. The Company is non-diversified for purposes of the 1940 Act. The Company has included a risk factor entitled “Proportion of Assets that May Be Invested in Securities of a Single Issuer,” which provides additional disclosure regarding the risks related to the Company’s operations, diversification, and investments in securities of a single issuer. Accordingly, the Company does not believe that a stockholder would interpret references to the term “diversified” as a statement regarding the Company’s status as a diversified company under the 1940 Act.

Item 1. Business — (b) Description of Business — The Private Offering (pages 9 – 10)

Comment 9:    The last sentence of the fourth paragraph of this section states that the Board may set the price per share above the net asset value per share based on a variety of factors. Please disclose factors other than the total amount of the Company’s accrued organizational and offering expenses that will cause the Board to set the price per share above the net asset value per share. We may have more comments after reviewing your response.

Anu Dubey July 8, 2022 Page 4

Response:    To the extent the Company sells share at a price above net asset value, it is expected to be in connection with fairly allocating organizational and offering expenses across investors, if necessary. There is currently no expectation that the Company will otherwise sell shares above net asset value, but the Company prefers to maintain flexibility to issue shares above net asset value in the future, which is permitted under the 1940 Act.

Item 1. Business — (b) Description of Business — Advisory Agreement; Administration Agreement (page 10)

Comment 10:    Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response:    The Company respectfully submits that the Form 10 does not require the inclusion of a fee table or expense example and thus the Company respectfully declines to include a fee table or expense example. Given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

Comment 11:    Under “Fee Waiver”, the disclosure states that the Adviser has agreed to waive all Management Fees pursuant to the Advisory Agreement for so long as the only Stockholders of the Company are PIMCO-advised affiliates. Please disclose any ability of the Adviser to recoup waived Management Fees and briefly describe any limits on the Adviser’s ability to recoup.

Response:    The Company hereby confirms to the Staff that the Adviser does not have the ability to recoup waived Management Fees.

Item 1. Business — (b) Description of Business — Administration Agreement (pages 10 – 14)

Comment 12:    The last sentence of the last full paragraph on page 12 describes an Expense Reimbursement Agreement pursuant to which the Advisor may elect to pay certain Company expenses on the Company’s behalf. Please identify the “certain Company expenses” the Adviser may elect to pay.

Response:    Pursuant to the Expense Reimbursement Agreement, the Adviser may pay any operating expenses of the Company.

Comment 13:    The last sentence on page 12 state that the Company will engage or otherwise transact with one or more Service Providers in connection with its ongoing operations, including in respect of portfolio investments. Disclosure on page 12 also identifies Dual Service Providers and the Services Company as providers of services to the Company. The first sentence of the fourth paragraph on page 79 states that “[s]ome portfolio services provided by Service Providers may be substantially similar to services provided by the Advisor.” Please identify each Service Provider, Dual Service Provider and/or the Services Company who is an investment adviser to the Company as such and provide all required disclosure about such investment advisers. Alternatively, please explain to us why Service Providers, Dual Service Providers and/or the Services Company are not investment advisers to the Company as defined in Section 2(a)(20) of the

Anu Dubey July 8, 2022 Page 5

Investment Company Act of 1940 (“1940 Act”). We may have more comments after reviewing your response.

Response:    The Company appreciates the Staff’s comments and notes that none of the Service Provider, Dual Service Provider and/or Services Company will provide investment advisory services to the Company. The Company is aware of the definition in Section 2(a)(20) as well as the requirements of Section 15 of the 1940 Act and does not expect that any of these entities will provide investment advisory services. Regarding the disclosure noted by the Staff, this is not meant to suggest that these entities will be providing investment advisory services, but rather to recognize potential overlap in permissible non-advisory services.

Comment 14:    The first sentence under “Services Company” on page 13 states that the Services Company will serve as a Service Provider. Please disclose the specific services to be provided by the Services Company.

Response:    The disclosure has been revised accordingly.

Item 1. Business — (b) Description of Business — Defaults (page 17)

Comment 15:    The first sentence describes default penalties any Stockholder failing to timely make a Capital Contribution to the Company when due may be subject. Please disclose the price at which a forced sale or automatic transfer of 25% of shares would occur and to whom a forced sale would be made. Please also supplementally describe the Company’s policies and procedures to conduct a forced sale or automatic transfer of 25% of the shares of the Company, including procedures regarding determination of the price at which such sale or transfer is made and to whom the sale or transfer is made. In addition, please clarify what “voting and approval rights” may be forfeited. If the voting rights are voting rights associated with ownership of Common Stock, please explain to us how a Stockholder’s forfeiture of voting rights is consistent with Section 18(i) of the 1940 Act.

Response:    The Company advises the Staff that it does not have a specific policy or procedure on forced sales or automatic transfers. The Company can confirm that its process for forced sales or automatic transfers, if any, including the determination of the price at which such sale or transfer would occur, will be consistent with the 1940 Act and the Company’s fiduciary duties. With respect to a Stockholder’s forfeiture of voting rights, the Company notes that it has removed this remedy.

Item 1. Business — (b) Description of Business — Special Purpose Vehicles (page 17)

Comment 16:    The disclosure in this section indicates that the Adviser may invest through SPVs. Please respond to the following comments regarding any primarily controlled SPV that engages in investment activities in securities or other assets. A primarily controlled SPV is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company’s control of the entity is greater than that of any other person.

a.	Disclose any of the SPV’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

Anu Dubey July 8, 2022 Page 6

Response: The Company confirms that the principal investment strategies and principal risks with respect to the Company include the principal investment strategies or principal risks of any currently contemplated SPV.

b.	Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the SPV.

Response: The disclosure has been revised accordingly.

c.

Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The disclosure has been revised accordingly. The Company advises the Staff that there are no investment advisory contracts in effect with SPVs at this time.

d.	Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the SPV.

Response: The disclosure has been revised accordingly. In addition, the Company expects to subject any assets held by such SPVs to compliance with the Company’s own custody requirements as a business development company under the 1940 Act.

e.

Confirm to us that (a) if a SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Company advises the Staff that the Company intends SPVs to be wholly-owned, domestic subsidiaries, rather than foreign subsidiaries that would require the disclosure in e. However, if any SPVs in the future are organized and operating outside the United States, the SPV’s board of directors will agree to designate an agent for service of process in the United States and the SPV and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 17:    Please confirm to us that the financial statements of each wholly-owned and substantially wholly-owned SPV will be consolidated with those of the Company.

Response:     The Company confirms to the Staff that the financial statements of any SPVs noted in the above-referenced disclosure will be consolidated with those of the Company for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Anu Dubey July 8, 2022 Page 7

Comment 18:    Please confirm if any of the SPVs charge a management fee. If so, please confirm to us that an SPV’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a SPV’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response:     The Company does not expect any SPV to charge a management fee.

Item 1. Business — (b) Description of Business — Investments in Investment Companies, Business Development Companies and Private Funds (page 17)

Comment 19:    Please disclose that the Company will not invest more than 15% of its assets in private funds that rely on Section 3(c)(1) and/or Section 3(c)(7) of the 1940 Act.

Response:     The Company notes that it may invest in shares of other investment companies that are not registered investment companies and rely on exemptions from registration found in Section 3(c) of the 1940 Act, including Sections 3(c)(1) and 3(c)(7), however the Company does not expect such investments to be significant. Therefore, the Company has not added the requested disclosure, but notes that it is aware of the Staff’s position. The Company also notes that it is a private BDC only offered to accredited investors, so even if the Company were to exceed the Staff’s 15% limit, it would not be acting contrary to the Staff’s position.

Item 1. Business — (b) Description of Business — Involuntary Repurchases (page 18)

Comment 20:    Please replace this paragraph with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Response:    The Company notes that the current disclosure provides: “Any such involuntary repurchase will be made pursuant to Rule 23c-2 under the 1940 Act.” Accordingly, no change has been made to the referenced disclosure in response to this comment.

Item 1. Business — (b) Description of Business — Discretionary Repurchase of Shares (pages 18 – 20)

Comment 21:    The last sentence of the third to last paragraph on page 19 states that the Company has the right to repurchase all of a Stockholder’s Common Stock at any time if the aggregate value of such Stockholder’s Common Stock is less than the minimum initial investment for the Company. Please explain to us how this repurchase can be made in compliance with Rule 23c-2 under the 1940 Act.

Response:    The Company has removed this disclosure because there is currently no minimum initial investment applicable for the Company.

Comment 22:    Please replace the last paragraph of this section with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Anu Dubey July 8, 2022 Page 8

Response:    The Company notes that the current disclosure provides: “Any such involuntary repurchase will be made pursuant to Rule 23c-2 under the 1940 Act.” Accordingly, no change has been made to the referenced disclosure in response to this comment.

Item 1. Business — (b) Description of Business — Regulation as a Business Development Company (pages 20 – 25)

Comment 23:    On page 22, in the third sentence under “Senior Securities”, please delete “or emergency”. See Section 18(g) of the 1940 Act.

Response:    The disclosure has been revised accordingly.

Comment 24:    On page 25, the last sentence under “Emerging Growth Company” states that the Company intends to take advantage of the extended transition period to comply with new or revised accounting standards. Please also disclose this information earlier in the filing.

Response:    The disclosure has been revised accordingly.

Item 1A. Risk Factors — Risk Related to the Company’s Investments — Illiquid Nature of Investment Portfolio (page 34)

Comment 25:    The first sentence of this risk factor states that the Company will invest in “private equity investments”. Please disclose what private equity investments are (e.g., equity of private companies). We may have more comments after reviewing your response.

Response:    The Company has revised the above-referenced disclosure in response to the Staff’s comment. The Company notes that it will primarily invest in loans, but it may also hold other investments, including warrants, which are often part of a loan agreement, consistent with its private credit strategy.

Item 1A. Risk Factors — Risk Related to the Company’s Investments — Syndication and/or Transfer of Investments (page 39)

Comment 26:    The first sentence states that the Company may originate and/or purchase certain debt assets, including “ancillary equity assets.” Please disclose what ancillary equity assets are.

Response:    The disclosure has been revised accordingly.

Comment 27:    Many of the risk factors in this section describe risks of investments that are not identified in the description of the Company’s business in Item 1 (e.g., Second Lien, or other Subordinated Loans (page 41); Unsecured Loans (page 41); Covenant-Lite Loans (page 42); Hedging Transactions (page 47)). Please review the risk factors and disclose the types of investments referenced therein in the description of the Company’s business.

Anu Dubey July 8, 2022 Page 9

Response:    Item 1 of the disclosure has been revised accordingly to reflect that the Company may invest in second-lien loans, subordinated loans, unsecured loans, covenant-lite loans, and that it may engage in hedging transactions.

Comment 28:    On page 43, please revise the heading of “Borrowing Risk” as this risk factor describes the risks of activities other than borrowing, such as engaging in derivative transactions.

Response:    The disclosure has been revised accordingly. The heading is now “Borrowing and Derivative Risk”.

Item 2. Financial Information Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expense Reimbursement Agreement (page 67)

Comment 29:    If accurate, please revise the third sentence of this section to replace “has agreed to make” with “has agreed to elect to make.”

Response:    The disclosure has been revised accordingly.

Comment 30:    The last paragraph of this section describes the possibility that the Company may have to pay the Adviser for previously waived expenses “under certain circumstances.” Please briefly describe the circumstances under which the Company would be required to repay the Advisor for previously waived expenses.

Response:    The disclosure has been revised accordingly.

Item 11. Description of Registrant’s Securities To Be Registered (pages 98 – 102)

Comment 31:    If the Company’s organizational documents and/or the Subscription Agreement contain provisions that require shareholders to waive jury trials, please disclose such provision in this section.

Response:    Neither the Company’s organizational documents nor the Subscription Agreement contain provisions that require shareholders to waive jury trials.

Comment 32:    If the Company’s organizational documents and/or the Subscription Agreement contain provisions that restrict shareholders’ ability to bring direct or derivative claims or require Stockholders to submit to mandatory arbitration, please disclose such provisions in this section. We may have more comments after reviewing your response.

Response:    Neither the Company’s organizational documents nor the Subscription Agreement contain provisions that restrict shareholders’ ability to bring direct or derivative claims or require Stockholders to submit to mandatory arbitration.

Comment 33:    Under “Exclusive Forum” on page 92, please disclose the associated risks of the exclusive forum provision (e.g., shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Anu Dubey July 8, 2022 Page 10

Response:    The disclosure has been revised accordingly

Item 13. Financial Statements and Supplementary Data (pages 93 – 94)

Comment 34:    Please file an amended Form 10 with complete financial statements at least 15 days prior to the effective date of the Form 10.

Response:    The Company appreciates that Staff’s comments but is unable to meet this request. The Company notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Company will file an amended From 10 prior to the Form 10 becoming effective, consistent with the practice of many other BDC registrants that have made filings on Form 10.

Comment 35:    Please provide an analysis under Article 6-11 of Regulation S-X and discuss whether the Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-X.

Response:    The Company’s acquisition of assets from private fund entities does not constitute all or substantially all of the assets of any of such entities, and consequently, a fund acquisition(s) pursuant to Rule 6-11 of Regulation S-X (i.e., less than 20% of each affiliated entity).

The Company acquired assets from a number of other funds that constituted between less than 3% to approximately 15% of such funds’ assets (measured on a fund-by-fund basis). In accordance with Regulation S-X 6-11(a)(2), whether an acquisition constituted “substantially all” of the assets of an entity is inherently a facts and circumstances based analysis, even the top of this range at approximately 15% represents materially less than amounts used in practice when applying SEC rules or US GAAP (such as business combinations, leases, and revenue recognition, etc.) as constituting an acquisition of substantially all of the assets of an entity in other contexts. We believe that none of these assets acquired are deemed to be fund acquisitions under Regulation S-X 6-11.

We further note that, in circumstances where the acquired assets constitute a material portion of the purchasing fund, but not the selling fund, the SEC explicitly recognized in the adopting release for the 2020 amendments to Regulation S-X 6-11 that disclosure should not be included (“We have also removed language that suggests acquired fund financial disclosure would be required if the registrant acquired a non-substantial portion of another fund’s portfolio investments that would constitute all or substantially all of the initial assets of the registrant.” SEC Rel. No. 33-10786 at pp. 137-138).

Comment 36:    If the acquisition of the initial portfolio does not meet the requirements in Article 6-11 of Regulation S-X please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X in the body of the registration statement that includes the initial portfolio of investments that the fund expects to purchase.

Response:    The disclosure has been updated accordingly

Anu Dubey July 8, 2022 Page 11

Comment 37:    Please ensure that the Company will comply with the Exchange Act reporting requirements in filing their first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Response:    The Company acknowledges the Staff’s comment and confirms that the Company will comply with applicable Exchange Act reporting requirements.

Signature Page

Comment 38:    Please disclose the title of the signing officer under her name. See Form 10 signature page.

Response:    The Company acknowledges the Staff’s comment and notes that the current signature page discloses the signatory’s Title as Initial Director of the Company.

GENERAL COMMENTS

Comment 39:    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:    The Company acknowledges the Staff’s comment.

Comment 40:    Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:    The Company acknowledges the Staff’s comment.

Comment 41:    Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief that is described on page 20 of the registration statement.

Response:    The Company has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with this filing other than the application for co-investment relief.

Comment 42:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Anu Dubey July 8, 2022 Page 12

Response:    The Company acknowledges the Staff’s comment.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

cc:	George Baxter, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Nicole Chiang, Pacific Investment Management Company LLC